Exhibit 99.1

News Release

August 31, 2012

TELUS opposes Mason Capital’s invalid and undemocratic shareholder meeting

Vancouver, B.C. – TELUS will launch legal proceedings seeking a court order that New York hedge fund Mason Capital’s attempt to hold a shareholder meeting is invalid. On August 21 TELUS called a court-approved shareholder meeting for October 17, where all shareholders will get a democratic vote on TELUS’ share exchange proposal. Earlier today Mason announced that CDS had called another meeting for the same day.

“Mason Capital’s announcement of a second meeting the same day is an absurd tactic designed to confuse shareholders in the hope of widening the spread between the trading price of the company’s common and non-voting shares so that Mason can profit from their empty voting trading strategy,” said Robert McFarlane, TELUS CFO and Executive Vice-President.

“We believe that Mason’s meeting and resolutions are undemocratic and invalid under Canadian law,” added Mr. McFarlane. “Mason is proposing to remove key rights held by TELUS’ non-voting shareholders without giving them an approval right. More than that, Mason’s resolutions would take away key benefits for all shareholders that would result from approval of TELUS’ proposal to collapse its dual-share classes. TELUS shares would enjoy enhanced trading volumes, liquidity and marketability and TELUS common shares would be listed on the New York Stock Exchange for the first time. Mason’s attempt to hold a separate shareholder meeting is contrary to corporate law, good governance and shareholder democracy and therefore we intend to halt this inappropriate move.”

TELUS has invited shareholders to put forward appropriate resolutions for a shareholder vote at TELUS’ October 17 shareholder meeting.

Background

On August 21, TELUS announced a new proposal to exchange its non-voting shares into common shares on a one-for-one basis to a democratic vote of all its shareholders. The announcement followed interim approval for the vote from the BC Supreme Court.

Under TELUS’ proposal, holders of both TELUS non-voting and common shares are invited to vote on the proposal at a meeting of shareholders planned for October 17, 2012 or online via the proxy voting system once the information circular is distributed in advance of the meeting. Shareholders on record as of September 4 will be entitled to vote at the meeting. TELUS’ proposal will require approval from its non-voting and common shareholders, each voting separately as a class. In accordance with applicable corporate laws, the TELUS proposal will require approval from two-thirds of its non-voting share votes cast at the meeting, as the non-voting shares are being exchanged for common shares. As common shares will not see their legal rights change, TELUS is seeking approval by a simple majority of common share votes cast at the meeting.

Once approved, TELUS non-voting shares would be exchanged for common shares on a one-for-one basis, making common shares TELUS’ sole class of issued and outstanding equity securities. TELUS currently has approximately 175 million common shares and 151 million non-voting shares issued and outstanding, so this would result in the enhanced liquidity and marketability of a single class of approximately 326 million common shares. Upon approval, common shares will be listed on the New York Stock Exchange (NYSE) for the first time.

The required information for shareholders to consider this proposal and to vote on the special resolution to approve the Arrangement will be contained in an information circular mailed or distributed electronically to common and non-voting shareholders in advance of the meeting of shareholders. This information circular will also be available at that time on the Company’s website at telus.com/investors.

In addition to shareholder and court approvals for the transaction, the listing of the new common shares to be issued pursuant to the Arrangement is subject to approvals from the Toronto Stock Exchange (TSX) and the NYSE.  Provided those approvals are obtained, TELUS’ common shares would then trade on both the TSX and the NYSE.

A special committee of TELUS’ Board of Directors has considered the implications of this share exchange. Scotia Capital served as the independent financial advisor to assist this committee in evaluating the proposal. After careful review, Scotia Capital provided an opinion that a one-for-one exchange ratio is fair, from a financial point of view, to holders of both common shares and non-voting shares, respectively.

After considering the recommendation of the special committee and Scotia Capital, TELUS’ Board of Directors unanimously concluded that the Arrangement is in the best interests of TELUS and is reasonable and fair to all shareholders. Accordingly, it is recommending that shareholders approve the share exchange.

Forward looking statement:

This news release contains statements about expected future events of TELUS that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and predictions and are subject to inherent risks and uncertainties. There can be no assurance that the share exchange proposal will receive voting approval and, if not approved, the market price of non-voting shares and/or common shares may decline given that share prices in both classes increased on the announcement of the February proposal. In addition, there can be no assurance that an  order to set aside Mason’s meeting or the final court order in respect of the Arrangement will be granted and that the associated benefits for TELUS shareholders will be realized. There is significant risk that the forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future events to differ materially from that expressed in the forward-looking statements. Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements.

About TELUS

TELUS (TSX: T, T.A; NYSE: TU) is a leading national telecommunications company in Canada, with $10.6 billion of annual revenue and 12.8 million customer connections including 7.4 million wireless subscribers, 3.5 million wireline network access lines, 1.3 million Internet subscribers and 595,000 TELUS TV customers. Led since 2000 by President and CEO, Darren Entwistle, TELUS provides a wide range of communications products and services including wireless, data, Internet protocol (IP), voice, television, entertainment and video.

In support of our philosophy to give where we live, TELUS, our team members and retirees have contributed more than $260 million to charitable and not-for-profit organizations and volunteered 4.2 million hours of service to local communities since 2000. Fourteen TELUS Community Boards lead TELUS’ local philanthropic initiatives. TELUS was honoured to be named the most outstanding philanthropic corporation globally for 2010 by the Association of Fundraising Professionals, becoming the first Canadian company to receive this prestigious international recognition.

For more information about TELUS, please visit telus.com.

For media inquiries, please contact:

Shawn Hall

TELUS Social and Media Relations

604-619-7913

shawn.hall@telus.com

For investor inquiries, please contact:

John Wheeler

TELUS Investor Relations

604-697-8154

ir@telus.com